UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Indus Realty Trust, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45580R103

(CUSIP Number)

Lydia Plaskon

641 Lexington Avenue – 26th Floor

New York, New York 10022

(212) 838-0211

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45580R103	13D	Page 1 of 51 pages

1	Names of Reporting Persons Edgar M. Cullman, Jr.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 2 of 51 pages

1	Names of Reporting Persons Elissa F. Cullman
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 3 of 51 pages

1	Names of Reporting Persons Susan R. Cullman
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 4 of 51 pages

1	Names of Reporting Persons Lucy C. Danziger
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 5 of 51 pages

1	Names of Reporting Persons Frederick M. Danziger
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 6 of 51 pages

1	Names of Reporting Persons David M. Danziger
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 7 of 51 pages

1	Names of Reporting Persons John L. Ernst
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 8 of 51 pages

1	Names of Reporting Persons Margot P. Ernst
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 9 of 51 pages

1	Names of Reporting Persons Alexandra Ernst
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 10 of 51 pages

1	Names of Reporting Persons B. Bros. Realty LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO

CUSIP No. 45580R103	13D	Page 11 of 51 pages

1	Names of Reporting Persons Matthew L. Ernst
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 12 of 51 pages

1	Names of Reporting Persons Rebecca D. Gamzon
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 13 of 51 pages

1	Names of Reporting Persons Edgar M. Cullman III
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 14 of 51 pages

1	Names of Reporting Persons Carolyn B. Sicher
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 15 of 51 pages

1	Names of Reporting Persons Samuel B. Cullman
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 16 of 51 pages

1	Names of Reporting Persons Jessica P. Kerns
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 17 of 51 pages

1	Names of Reporting Persons Georgina D. Cullman
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 18 of 51 pages

1	Names of Reporting Persons Michael S. Gamzon
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 19 of 51 pages

1	Names of Reporting Persons Richard M. Danziger
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 20 of 51 pages

1	Names of Reporting Persons Estate of Louise B. Cullman
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO

CUSIP No. 45580R103	13D	Page 21 of 51 pages

1	Names of Reporting Persons Dorothy P. Ernst
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 22 of 51 pages

1	Names of Reporting Persons Cooper S. Siegel
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 23 of 51 pages

1	Names of Reporting Persons Jonah Ernst
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 24 of 51 pages

1	Names of Reporting Persons Odessa Ernst
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 25 of 51 pages

1	Names of Reporting Persons Sunaina L. Danziger
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 26 of 51 pages

1	Names of Reporting Persons Sameena J. Danziger
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 27 of 51 pages

1	Names of Reporting Persons Sarah D. Gamzon
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 28 of 51 pages

1	Names of Reporting Persons Andrew B. Gamzon
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 29 of 51 pages

1	Names of Reporting Persons Benjamin C. Stewart
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 30 of 51 pages

Explanatory Note

This Amendment No. 8 (“Amendment No. 8”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on July 3, 1997 (as amended to date, the “Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Indus Realty Trust, Inc. (formerly filed as Griffin Industrial Realty, Inc.), a Maryland corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Consummation of the Merger

On June 29, 2023 (the “Closing Date”), pursuant to the Merger Agreement, dated as of February 22, 2023, Merger Sub merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent and ceasing to be a publicly traded company on the Nasdaq Stock Market LLC.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Merger Effective Time”), each share of Common Stock that was issued and outstanding immediately prior to the Merger Effective Time was automatically cancelled and converted into the right to receive an amount in cash equal to $67.00 per share (the “Merger Consideration”), without interest. In addition, pursuant to the terms and subject to the conditions set forth in the Merger Agreement, immediately prior to the Merger Effective Time:

•

each outstanding and unexercised option to purchase shares of Common Stock (a “Company Option”) was cancelled and terminated and converted into the right to receive an amount in cash (without interest) equal to the product obtained by multiplying (x) the aggregate number of shares of Common Stock underlying such Company Option immediately prior to the Merger Effective Time by (y) an amount equal to the Merger Consideration less the per share exercise price of such Company Option, less any applicable withholding taxes, which will be payable (i) in the case of any Company Option that was (A) vested as of immediately prior to the Merger Effective Time, (B) vested by its terms solely as a result of the Merger, (C) granted prior to January 1, 2023 or (D) held by a non-employee director of the Issuer, as soon as administratively practicable following the Merger Effective Time, and (ii) in the case of any other Company Option, as soon as administratively practicable following the date(s) on which such Company Option would have vested, subject to the holder’s continuous employment by the Surviving Entity or its subsidiaries through such vesting date(s);

•

each outstanding award of restricted stock units with respect to Common Stock (other than performance-based restricted stock units) (a “Company RSU Award”) was cancelled and terminated and converted into the right to receive an amount in cash (without interest) equal to the product obtained by multiplying (x) the aggregate number of shares of Common Stock underlying such Company RSU Award immediately prior to the Merger Effective

CUSIP No. 45580R103	13D	Page 31 of 51 pages

Time by (y) the Merger Consideration, less any applicable withholding taxes, which will be payable (i) in the case of any Company RSU Award that was (A) vested as of immediately prior to the Merger Effective Time, (B) vested by its terms solely as a result of the Merger, (C) granted prior to January 1, 2023 or (D) held by a non-employee director of the Issuer, as soon as administratively practicable following the Merger Effective Time, and (ii) in the case of any other Company RSU Award, as soon as administratively practicable following the date(s) on which such Company RSU Award would have vested, subject to the holder’s continuous employment by the Surviving Entity or its subsidiaries through such vesting date(s); and

•

each outstanding award of performance-based vesting restricted stock units with respect to Common Stock (a “Company PSU Award”) was cancelled and terminated and converted into the right to receive an amount in cash, if any, equal to the product obtained by multiplying (x) the number of shares of Common Stock subject to such Company PSU Award (determined assuming that the applicable performance goals have been achieved at the greater of “Target” and “actual” level of performance achievement as of the Merger Effective Time) by (y) the Merger Consideration, less any applicable withholding taxes, which will be payable as soon as administratively practicable following the Merger Effective Time.

As a result of the Merger, the Reporting Persons disposed of all of their shares of Common Stock, Company Options, Company RSU Awards and Company PSU Awards, as applicable, in exchange for the appropriate Merger Consideration, as detailed above.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)–(b) This Amendment No. 8 is being filed on behalf of the Reporting Persons to report that, as of the Closing Date, after giving effect to the Merger described in Item 4 above, the Reporting Persons listed in the cover pages and in the attached Schedule I do not beneficially own any shares of Common Stock.

(c) Other than as described in Item 4 of this Schedule 13D, during the past 60 days, none of the Reporting Persons effected any transactions in the Common Stock, except for the gift transactions made to charitable organizations as follows:

Date	Reporting Person	Shares Gifted
May 19, 2023	Lucy C. Danziger	7,590
May 19, 2023	Rebecca D. Gamzon	10,734

(d) Not applicable.

(e) On June 29, 2023, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock in connection with the consummation of the Merger.

CUSIP No. 45580R103	13D	Page 32 of 51 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2023

/s/ Edgar M. Cullman, Jr.
Edgar M. Cullman, Jr.

/s/ Elissa F. Cullman
Elissa F. Cullman

/s/ Susan R. Cullman
Susan R. Cullman

/s/ Edgar M. Cullman, III
Edgar M. Cullman, III

/s/ Samuel B. Cullman
Samuel B. Cullman

/s/ Georgina D. Cullman
Georgina D. Cullman

/s/ Frederick M. Danziger
Frederick M. Danziger

/s/ Lucy C. Danziger
Lucy C. Danziger

/s/ David M. Danziger
David M. Danziger

/s/ Richard M. Danziger
Richard M. Danziger

/s/ Sunaina L. Danziger
Sunaina L. Danziger

/s/ Sameena J. Danziger
Sameena J. Danziger

/s/ John L. Ernst
John L. Ernst

CUSIP No. 45580R103	13D	Page 33 of 51 pages

/s/ Margot P. Ernst
Margot P. Ernst

/s/ John L. Ernst, on behalf of Dorothy P. Ernst
Dorothy P. Ernst

/s/ Alexandra Ernst
Alexandra Ernst

/s/ Cooper S. Siegel
Cooper S. Siegel

/s/ Jessica P. Kerns
Jessica P. Kerns

/s/ Matthew L. Ernst
Matthew L. Ernst

/s/ Jonah Ernst
Jonah Ernst

/s/ Odessa J. Ernst
Odessa J. Ernst

/s/ Michael S. Gamzon
Michael S. Gamzon

/s/ Rebecca D. Gamzon
Rebecca D. Gamzon

/s/ Sarah D. Gamzon
Sarah D. Gamzon

/s/ Michael S. Gamzon, on behalf of Andrew B. Gamzon
Andrew B. Gamzon

/s/ Benjamin C. Stewart
Benjamin C. Stewart

/s/ Carolyn B. Sicher
Carolyn B. Sicher

CUSIP No. 45580R103	13D	Page 34 of 51 pages

Estate of Louise B. Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

Estate of Justus Heijmans

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

Edgar M. & Louise B. Cullman Foundation

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

B. Bros. Realty, LLC

By:	/s/ John L. Ernst
Name:	John L. Ernst
Title:	Managing Member

u/w/o Elsie B Paskus 3/8/91 Trust F/B/O Frederick M. Danziger Family

By:	/s/ Frederick M. Danziger
Name:	Frederick M. Danziger
Title:	Trustee

u/i/o Elsie B Paskus 8/26/64 Trust F/B/O Frederick M. Danziger

By:	/s/ Frederick M. Danziger
Name:	Frederick M. Danziger
Title:	Trustee

u/i/o Lucy Danziger 12/24/69 Trust F/B/O Rebecca D. Gamzon

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

CUSIP No. 45580R103	13D	Page 35 of 51 pages

u/i/o Edgar Cullman 12/26/72 Trust F/B/O David M. Danziger

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/i/o Edgar Cullman 12/26/72 Trust F/B/O Rebecca D. Gamzon

By:	/s/ Frederick M. Danziger
Name:	Frederick M. Danziger
Title:	Trustee

u/i/o Edgar M Cullman 12/23/76 Trust F/B/O Georgina D. Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

Georgina D. Cullman 2012 Family Trust (Edgar Cullman Jr. Grantor)

By:	/s/ Elissa F. Cullman
Name:	Elissa F. Cullman
Title:	Trustee

Trust F/B/O David M. Danziger

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

Andrew B Gamzon 2011 Trust (Frederick M. Danziger Grantor)

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

Sarah D Gamzon 2011 Trust (Frederick M. Danziger Grantor)

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

CUSIP No. 45580R103	13D	Page 36 of 51 pages

u/i/o Rita Bloomingdale 12/21/50 Trust F/B/O Lucy C Danziger

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/i/o Louise Cullman 3/23/55 Trust F/B/O David Danziger

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/i/o Louise Cullman 3/23/55 Trust F/B/O Rebecca Gamzon

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/i/o Edgar Cullman 3/23/55 Trust F/B/O David Danziger

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/i/o Edgar Cullman 3/23/55 Trust F/B/O Rebecca Gamzon

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/i/o Louise Cullman 6/30/54 Trust F/B/O David Danziger

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

CUSIP No. 45580R103	13D	Page 37 of 51 pages

u/i/o Louise Cullman 6/30/54 Trust F/B/O Rebecca Gamzon

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/i/o Samuel Bloomingdale and Rita Bloomingdale 1/10/50 Trust F/B/O Lucy C. Danziger

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/i/o Rita Bloomingdale 6/14/51 Trust F/B/O Lucy C. Danziger

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

Sunaina L Danziger 2011 Trust (Frederick M. Danziger Grantor)

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

Sameena J Danziger 2011 Trust (Frederick M. Danziger Grantor)

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/i/o Lucy Danziger 12/25/76 Trust F/B/O Rebecca D. Gamzon

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

CUSIP No. 45580R103	13D	Page 38 of 51 pages

u/i/o Lucy Danziger 12/25/76 Trust F/B/O David M. Danziger

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/i/o Louise Cullman 1/6/53 Trust F/B/O David Danziger

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/i/o Louise Cullman 1/6/53 Trust F/B/O Rebecca Gamzon

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/i/o Edgar M Cullman 12/23/76 Trust F/B/O David M. Danziger

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/i/o Edgar M Cullman 12/23/76 Trust F/B/O Rebecca D. Gamzon

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/i/o Samuel Bloomingdale 8/2/55 Trust F/B/O David Danziger

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

CUSIP No. 45580R103	13D	Page 39 of 51 pages

u/i/o Samuel Bloomingdale 8/2/55 Trust F/B/O Rebecca Gamzon

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/w/o Frances W Cullman 7/23/59 Trust F/B/O Edgar M. Cullman, Jr.

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/w/o Frances W Cullman 7/23/59 Trust F/B/O Lucy C. Danziger

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/w/o Frances W Cullman 7/23/59 Trust F/B/O Susan R Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

Trust F/B/O Lucy C. Danziger

By:	/s/ Lucy C. Danziger
Name:	Lucy C. Danziger
Title:	Trustee

u/w/o Rita Bloomingdale 2/29/56 Trust F/B/O Desc of Lucy C Danziger

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

CUSIP No. 45580R103	13D	Page 40 of 51 pages

u/i/o Samuel Bloomingdale and Rita Bloomingdale 1/10/50 Trust F/B/O Susan R. Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Edgar Cullman and Louise B Cullman Trust F/B/O Susan R. Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Samuel Bloomingdale 12/21/50 Trust F/B/O Edgar M. Cullman Jr.

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Samuel Bloomingdale 12/21/50 Trust F/B/O Susan R Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Rita Bloomingdale 12/21/50 Trust F/B/O Edgar M. Cullman Jr

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Rita Bloomingdale 12/21/50 Trust F/B/O Susan R. Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

CUSIP No. 45580R103	13D	Page 41 of 51 pages

u/i/o Rita Bloomingdale 6/14/51 Trust F/B/O Edgar M Cullman Jr

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Rita Bloomingdale 6/14/51 Trust F/B/O Susan R Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Louise Cullman 1/6/53 Trust F/B/O Desc of Edgar M Cullman, Jr.

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Louise B. Cullman 6/305/54 Trust F/B/O Desc of Edgar M Cullman, Jr.

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Louise B. Cullman 6/30/54 Trust F/B/O Desc of Susan R. Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Edgar M. Cullman 3/23/55 Trust F/B/O Desc of Edgar M Cullman, Jr.

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

CUSIP No. 45580R103	13D	Page 42 of 51 pages

u/i/o Edgar M. Cullman 3/23/55 Trust F/B/O Desc of Susan R. Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Louise B. Cullman 3/23/55 Trust F/B/O Desc of Edgar M. Cullman, Jr.

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Louise B. Cullman 3/23/55 Trust F/B/O Desc of Susan R. Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Samuel J Bloomingdale 8/2/55 Trust F/B/O Desc of Susan R. Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/w/o Rita Bloomingdale 2/29/56 Trust F/B/O Desc of Edgar M Cullman, Jr.

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/w/o Rita Bloomingdale 2/29/56 Trust F/B/O Desc of Susan R. Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

CUSIP No. 45580R103	13D	Page 43 of 51 pages

u/i/o Edgar M Cullman Jr. 12/25/76 Trust F/B/O Edgar M. Cullman, III

By:	/s/ Elissa F. Cullman
Name:	Elissa F. Cullman
Title:	Trustee

u/i/o Edgar M Cullman Jr 12/25/76 Trust F/B/O Samuel B. Cullman

By:	/s/ Elissa F. Cullman
Name:	Elissa F. Cullman
Title:	Trustee

u/i/o Edgar M Cullman 12/23/76 Trust F/B/O Edgar M. Cullman, III

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Edgar M Cullman 12/23/76 Trust F/B/O Samuel B. Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Edgar M Cullman 12/23/76 Trust F/B/O Carolyn B. Sicher

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Elsie B Paskus 8/26/64 Trust F/B/O Richard M. Danziger

By:	/s/ Frederick M. Danziger
Name:	Frederick M. Danziger
Title:	Trustee

CUSIP No. 45580R103	13D	Page 44 of 51 pages

Trust F/B/O Desc of J. L. Ernst

By:	/s/ John L. Ernst
Name:	John L. Ernst
Title:	Trustee

LBC Article 7 Trust F/B/O SRC

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

LBC Article 7 Trust F/B/O DMD

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

LBC Article 7 Trust F/B/O RDG

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

LBC Article 7 Trust F/B/O EMC III

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

LBC Article 7 Trust F/B/O SBC

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

LBC Article 7 Trust F/B/O GDC

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

CUSIP No. 45580R103	13D	Page 45 of 51 pages

Trust F/B/O Dorothy P. Ernst

By:	/s/ John L. Ernst
Name:	John L. Ernst
Title:	Trustee

Trust F/B/O John L. Ernst

By:	/s/ John L. Ernst
Name:	John L. Ernst
Title:	Trustee

Trust F/B/O Dorothy P. Ernst

By:	/s/ John L. Ernst
Name:	John L. Ernst
Title:	Trustee

Trust F/B/O John L. Ernst

By:	/s/ John L. Ernst
Name:	John L. Ernst
Title:	Trustee

Trust F/B/O Desc of John L. Ernst

By:	/s/ John L. Ernst
Name:	John L. Ernst
Title:	Trustee

Trust F/B/O Desc of Carolyn S. Fabrici

By:	/s/ John L. Ernst
Name:	John L. Ernst
Title:	Trustee

Trust F/B/O Desc of Susan R. Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

CUSIP No. 45580R103	13D	Page 46 of 51 pages

Trust F/B/O Desc of John L. Ernst

By:	/s/ John L. Ernst
Name:	John L. Ernst
Title:	Trustee

Trust F/B/O Desc of Carolyn S. Fabrici

By:	/s/ John L. Ernst
Name:	John L. Ernst
Title:	Trustee

Trust F/B/O Desc of E.M. Cullman, Jr.

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

Trust F/B/O Desc of J.L. Ernst

By:	/s/ John L. Ernst
Name:	John L. Ernst
Title:	Trustee

Trust F/B/O Desc of C.S. Fabrici

By:	/s/ John L. Ernst
Name:	John L. Ernst
Title:	Trustee

Trust F/B/O Desc of J.L. Ernst

By:	/s/ John L. Ernst
Name:	John L. Ernst
Title:	Trustee

Trust F/B/O Desc of C.S. Fabrici

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

CUSIP No. 45580R103	13D	Page 47 of 51 pages

Trust F/B/O Carolyn B. Sicher

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

Trust F/B/O Desc of C. S. Fabrici

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

Trust F/B/O Desc of J. L. Ernst

By:	/s/ John L. Ernst
Name:	John L. Ernst
Title:	Trustee

u/w/o Joseph F Cullman 6/30/50 Trust F/B/O Susan R. Cullman

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/w/o Joseph F Cullman 6/30/50 Trust F/B/O Edgar M. Cullman Jr.

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/w/o Joseph F Cullman 6/30/50 Trust F/B/O Lucy C. Danziger

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

D.M. Danziger Family 2021 Trust

By:	/s/ Rebecca D. Gamzon
Name:	Rebecca D. Gamzon
Title:	Trustee

CUSIP No. 45580R103	13D	Page 48 of 51 pages

SCHEDULE I

Reporting Persons Information

Name	Present Principal Occupation or Employment	Total Number of Shares of the Issuer’s Common Stock Beneficially Held	Percentage of Class of Issuer’s Common Stock
Estate of Louise B. Cullman	—	0	0%
Edgar M. Cullman, Jr. (“EMC, Jr.”)	Co-Managing Member of Culbro, LLC	0	0%
Elissa F. Cullman (“EFC”)	Interior Decorator	0	0%
Susan R. Cullman (“SRC”)	—	0	0%
Lucy C. Danziger (“LCD”)	—	0	0%
Frederick M. Danziger (“FMD”)	Director of Indus Realty Trust, Inc.	0	0%
David M. Danziger (“DMD”)	Investment Manager of Culbro, LLC	0	0%
Sheena S. Danziger (“SD”)	—	0	0%
Carolyn S. Fabrici (“CSF”)	—	0	0%
Dorothy P. Ernst (JLE Guardian)	—	0	0%
John L. Ernst (“JLE”)	Chairman & President Bloomingdale Properties, Inc.	0	0%
Margot P. Ernst (“MPE”)	—	0	0%
Alexandra Ernst (“AE”)	Writer	0	0%
Cooper S. Siegel	—	0	0%
Jessica P. Kerns (“JPK”)	Medical Doctor	0	0%
B. Bros. Realty, LLC (SRC and JLE Managing Members)	Investor	0	0%
Matthew L. Ernst (“MLE”)	Screenwriter	0	0%
Jonah Ernst	U.S. Marshal	0	0%
Odessa J. Ernst	Student	0	0%
Rebecca D. Gamzon (“RDG”)	Teacher	0	0%
Michael S. Gamzon (“MSG”)	President, Chief Executive Officer and Director of Indus Realty Trust, Inc.	0	0%
Edgar M. Cullman, III (“EMC, III”)	Director	0	0%
Samuel B. Cullman (“SBC”)	Film Director	0	0%
Georgina D. Cullman (“GDC”)	Environmental Curator	0	0%
Carolyn B. Sicher (“CBS”)	Therapist	0	0%
Richard M. Danziger (“RMD”)	Retired	0	0%
Sunaina L. Danziger	Student	0	0%
Sameena J. Danziger	Student	0	0%
Sarah D. Gamzon	Student	0	0%
Andrew B. Gamzon	Naval Officer	0	0%
Benjamin C. Stewart (“BCS”)	—	0	0%
u/w/o Elsie B Paskus 3/8/91 Trust F/B/O Frederick M. Danziger Family	—	0	0%
u/i/o Elsie B Paskus 8/26/64 Trust F/B/O Frederick M. Danziger	—	0	0%
u/i/o Lucy Danziger 12/24/69 Trust F/B/O Rebecca D. Gamzon	—	0	0%

CUSIP No. 45580R103	13D	Page 49 of 51 pages

u/i/o Edgar Cullman 12/26/72 Trust F/B/O David M. Danziger	—	0	0%
u/i/o Edgar Cullman 12/26/72 Trust F/B/O Rebecca D. Gamzon	—	0	0%
u/i/o Edgar M Cullman 12/23/76 Trust F/B/O Georgina D. Cullman	—	0	0%
Georgina D. Cullman 2012 Family Trust (Edgar Cullman Jr. Grantor)	—	0	0%
Trust F/B/O David M. Danziger	—	0	0%
Andrew B Gamzon 2011 Trust (Frederick M. Danziger Grantor)	—	0	0%
Sarah D Gamzon 2011 Trust (Frederick M. Danziger Grantor)	—	0	0%
u/i/o Rita Bloomingdale 12/21/50 Trust F/B/O Lucy C Danziger	—	0	0%
u/i/o Louise Cullman 3/23/55 Trust F/B/O David Danziger	—	0	0%
u/i/o Louise Cullman 3/23/55 Trust F/B/O Rebecca Gamzon	—	0	0%
u/i/o Edgar Cullman 3/23/55 Trust F/B/O David Danziger	—	0	0%
u/i/o Edgar Cullman 3/23/55 Trust F/B/O Rebecca Gamzon	—	0	0%
u/i/o Louise Cullman 6/30/54 Trust F/B/O David Danziger	—	0	0%
u/i/o Louise Cullman 6/30/54 Trust F/B/O Rebecca Gamzon	—	0	0%
u/i/o Samuel Bloomingdale and Rita Bloomingdale 1/10/50 Trust F/B/O Lucy C. Danziger	—	0	0%
u/i/o Rita Bloomingdale 6/14/51 Trust F/B/O Lucy C. Danziger	—	0	0%
Sunaina L Danziger 2011 Trust (Frederick M. Danziger Grantor)	—	0	0%
Sameena J Danziger 2011 Trust (Frederick M. Danziger Grantor)	—	0	0%
u/i/o Lucy Danziger 12/25/76 Trust F/B/O Rebecca D. Gamzon	—	0	0%
u/i/o Lucy Danziger 12/25/76 Trust F/B/O David M. Danziger	—	0	0%
u/i/o Louise Cullman 1/6/53 Trust F/B/O David Danziger	—	0	0%
u/i/o Louise Cullman 1/6/53 Trust F/B/O Rebecca Gamzon	—	0	0%
u/i/o Edgar M Cullman 12/23/76 Trust F/B/O David M. Danziger	—	0	0%
u/i/o Edgar M Cullman 12/23/76 Trust F/B/O Rebecca D. Gamzon	—	0	0%
u/i/o Samuel Bloomingdale 8/2/55 Trust F/B/O David Danziger	—	0	0%
u/i/o Samuel Bloomingdale 8/2/55 Trust F/B/O Rebecca Gamzon	—	0	0%
u/w/o Frances W Cullman 7/23/59 Trust F/B/O Edgar M. Cullman, Jr.	—	0	0%
u/w/o Frances W Cullman 7/23/59 Trust F/B/O Lucy C. Danziger	—	0	0%

CUSIP No. 45580R103	13D	Page 50 of 51 pages

u/w/o Frances W Cullman 7/23/59 Trust F/B/O Susan R Cullman	—	0	0%
Trust F/B/O Lucy C. Danziger	—	0	0%
u/w/o Rita Bloomingdale 2/29/56 Trust F/B/O Desc of Lucy C Danziger	—	0	0%
u/i/o Samuel Bloomingdale and Rita Bloomingdale 1/10/50 Trust F/B/O Susan R. Cullman	—	0	0%
u/i/o Edgar Cullman and Louise B Cullman Trust F/B/O Susan R. Cullman	—	0	0%
u/i/o Samuel Bloomingdale 12/21/50 Trust F/B/O Edgar M. Cullman Jr.	—	0	0%
u/i/o Samuel Bloomingdale 12/21/50 Trust F/B/O Susan R Cullman	—	0	0%
u/i/o Rita Bloomingdale 12/21/50 Trust F/B/O Edgar M. Cullman Jr	—	0	0%
u/i/o Rita Bloomingdale 12/21/50 Trust F/B/O Susan R. Cullman	—	0	0%
u/i/o Rita Bloomingdale 6/14/51 Trust F/B/O Edgar M Cullman Jr	—	0	0%
u/i/o Rita Bloomingdale 6/14/51 Trust F/B/O Susan R Cullman	—	0	0%
u/i/o Louise Cullman 1/6/53 Trust F/B/O Desc of Edgar M Cullman, Jr.	—	0	0%
u/i/o Louise B. Cullman 6/305/54 Trust F/B/O Desc of Edgar M Cullman, Jr.	—	0	0%
u/i/o Louise B. Cullman 6/30/54 Trust F/B/O Desc of Susan R. Cullman	—	0	0%
u/i/o Edgar M. Cullman 3/23/55 Trust F/B/O Desc of Edgar M Cullman, Jr.	—	0	0%
u/i/o Edgar M. Cullman 3/23/55 Trust F/B/O Desc of Susan R. Cullman	—	0	0%
u/i/o Louise B. Cullman 3/23/55 Trust F/B/O Desc of Edgar M. Cullman, Jr.	—	0	0%
u/i/o Louise B. Cullman 3/23/55 Trust F/B/O Desc of Susan R. Cullman	—	0	0%
u/i/o Samuel J Bloomingdale 8/2/55 Trust F/B/O Desc of Susan R. Cullman	—	0	0%
u/w/o Rita Bloomingdale 2/29/56 Trust F/B/O Desc of Edgar M Cullman, Jr.	—	0	0%
u/w/o Rita Bloomingdale 2/29/56 Trust F/B/O Desc of Susan R. Cullman	—	0	0%
Edgar M. & Louise B. Cullman Foundation	—	0	0%
u/i/o Edgar M Cullman Jr. 12/25/76 Trust F/B/O Edgar M. Cullman, III	—	0	0%
u/i/o Edgar M Cullman Jr 12/25/76 Trust F/B/O Samuel B. Cullman	—	0	0%
u/i/o Edgar M Cullman 12/23/76 Trust F/B/O Edgar M. Cullman, III	—	0	0%
u/i/o Edgar M Cullman 12/23/76 Trust F/B/O Samuel B. Cullman	—	0	0%
u/i/o Edgar M Cullman 12/23/76 Trust F/B/O Carolyn B. Sicher	—	0	0%

CUSIP No. 45580R103	13D	Page 51 of 51 pages

u/i/o Elsie B Paskus 8/26/64 Trust F/B/O Richard M. Danziger	—	0	0%
Trust F/B/O Desc of J. L. Ernst	—	0	0%
LBC Article 7 Trust F/B/O SRC	—	0	0%
LBC Article 7 Trust F/B/O DMD	—	0	0%
LBC Article 7 Trust F/B/O RDG	—	0	0%
LBC Article 7 Trust F/B/O EMC III	—	0	0%
LBC Article 7 Trust F/B/O SBC	—	0	0%
LBC Article 7 Trust F/B/O GDC	—	0	0%
Trust F/B/O Dorothy P. Ernst	—	0	0%
Trust F/B/O John L. Ernst	—	0	0%
Trust F/B/O Dorothy P. Ernst	—	0	0%
Trust F/B/O John L. Ernst	—	0	0%
Trust F/B/O Desc of John L. Ernst	—	0	0%
Trust F/B/O Desc of Carolyn S. Fabrici	—	0	0%
Trust F/B/O Desc of Susan R. Cullman	—	0	0%
Trust F/B/O Desc of John L. Ernst	—	0	0%
Trust F/B/O Desc of Carolyn S. Fabrici	—	0	0%
Trust F/B/O Desc of E.M. Cullman, Jr.	—	0	0%
Trust F/B/O Desc of J.L. Ernst	—	0	0%
Trust F/B/O Desc of C.S. Fabrici	—	0	0%
Trust F/B/O Desc of J.L. Ernst	—	0	0%
Trust F/B/O Desc of C.S. Fabrici	—	0	0%
Trust F/B/O Carolyn B. Sicher	—	0	0%
Trust F/B/O Desc of C. S. Fabrici	—	0	0%
Trust F/B/O Desc of J. L. Ernst	—	0	0%
u/w/o Joseph F Cullman 6/30/50 Trust F/B/O Susan R. Cullman	—	0	0%
u/w/o Joseph F Cullman 6/30/50 Trust F/B/O Edgar M. Cullman Jr.	—	0	0%
u/w/o Joseph F Cullman 6/30/50 Trust F/B/O Lucy C. Danziger	—	0	0%
D.M. Danziger Family 2021 Trust	—	0	0%
Estate of Justus Heijmans	—	0	0%